Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086
Tel.:  (716) 684-8060

February 2, 2016

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	Ecology and Environment, Inc.
Form 10-K for the Year ended July 31, 2015
Filed October 29, 2015

Dear Mr. O’Brien:

Following is Ecology and Environment, Inc.’s (“the Company”) response to the comment made in your letter dated January 27, 2016.

Form 10-K for the Year Ended July 31, 2015

Item 11.  Executive Compensation, page 63

1.	SEC Comment:
We note that all of your named executive officers received bonuses for fiscal year 2015.  In future filings, please provide a brief description of the material factors necessary to understand the decision to grant bonuses to your named executive officers.  Refer to Item 402(o) of Regulation S-K.

Management Response:
In future Form 10-K filings, we will provide a brief description of the material factors necessary to understand the decision to grant bonuses to our named executive officers.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need clarification regarding this response, please contact our Controller, Peter Sorci, at (716) 684-8060, or via email at psorci@ene.com.

Sincerely,

/s/ Gerard A. Gallagher III
Gerard A. Gallagher III
Chief Executive Officer
(Principal Executive Officer)